UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 25, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 24th, 2025

DATE, TIME AND PLACE: March 24th, 2025, at 5.40 p.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 3rd paragraph of Section 25 of TIM S.A.’s By-laws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“IE”).

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subject included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

Approved, based on the Section 46, 3rd and 4th paragraphs, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$490,000,000.00 (four hundred and ninety million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.202495716 (zero, point, two, zero, two, four, nine, five, seven, one, six cents) of gross value per share. The payment will be made until April 30, 2026, considering the date of March 31st, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

CLOSING: With no further issues to discuss, the meeting was adjourned, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), March 24th, 2025.

FABIANE RESCHKE

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: March 25, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer